Exhibit 19.1

INSIDER TRADING POLICY

(Effective November 12, 2025)

This Insider Trading Policy (this “Policy”) has been adopted by the Board of Directors (the “Board”) of TechPrecision Corporation (the “Company”) and provides the standards of the Company on trading of the Company’s securities or securities of other publicly-traded companies with whom the Company has a business relationship. This policy is divided into two parts:

1.	the first part prohibits trading in certain circumstances and applies to all directors, officers and employees of the Company; and
2.

the second part imposes additional trading restrictions and applies to all “Covered Persons,” who are (a) directors of the Company, (b) officers of the Company and its subsidiaries at the level of Vice President and above, and (c) employees in the finance, investor relations and accounting departments.

One of the principal purposes of the federal and state securities laws is to prohibit so-called “insider trading.” Simply stated, insider trading occurs when a person uses material, nonpublic information obtained through involvement with a company to make decisions to purchase, sell, gift or otherwise trade a company’s securities or to provide that information to others outside such company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “nonpublic” (these terms are defined in this Policy under Part I, Article IV below).

This Policy is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s and your reputation for integrity and ethical conduct.

PART I

A.APPLICABILITY

This Policy applies to all transactions in (i) the Company’s securities, including common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds, warrants and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company, and (ii) another company’s securities, to the extent such securities are of publicly-traded companies with whom the Company has an ongoing business relationship.

This Policy’s trading restrictions generally do not apply to the exercise of a stock option for cash or a true cashless exercise of a stock option. The trading restrictions do apply, however, to any sale of the underlying stock or to a cashless exercise of the option through a broker, as this entails selling a portion of the underlying stock to cover the costs of exercise.

This Policy applies to all directors, officers and employees of the Company and its subsidiaries. The restrictions identified in this Policy also apply to your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities). You are responsible for making sure that the purchase or sale of any security covered by this Policy by any such person complies with this Policy.

B.	GENERAL POLICY: NO TRADING OR CAUSING TRADING WHILE IN POSSESSION OF MATERIAL, NONPUBLIC INFORMATION
1.

No director, officer or employee may purchase, sell or make any gift of any Company security, directly or through family members or other persons or entities, while in possession of material, nonpublic information about the Company (the terms “material” and “nonpublic” are defined in Part I, Section IV.A and Part I, Section IV.B below).

2.

No director, officer or employee who knows of any material, nonpublic information about the Company may communicate that information or recommend the purchase or sale of the Company’s securities to any other person, including family and friends, which is a practice known as “tipping.”

3.

No director, officer or employee may purchase or sell any security of any other public company with which the Company has a business relationship, while in possession of material, nonpublic information about that company that was obtained in the course of his or her involvement with the Company. No director, officer or employee who knows of any such material, nonpublic information may communicate that information to any other person, including family and friends.

4.	Covered Persons must “pre-clear” all purchases, sales and gifts of securities of the Company in accordance with the procedures set forth in Part II, Section III below.
C.	OTHER PROHIBITED TRANSACTIONS

Particular types of hedging or monetization transactions allow a person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the person to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as the Company’s other stockholders. Accordingly, all transactions in the Company’s securities by directors, officers or employees, including such person’s immediate family and the other members of their household, are subject to the following:

1.

Short sales. Directors, officers or employees may not sell the Company’s securities short (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery);

2.	Options trading. Directors, officers or employees may not buy or sell puts, calls or other derivative securities on the Company’s securities;

3.

Margin accounts and pledging. Directors, officers or employees may not hold Company securities in a margin account against which there is at any time a margin loan or pledge Company securities as collateral for a loan; and

4.

Hedging. Directors, officers or employees may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities, including zero-cost collars, prepaid variable forward sale contracts, equity swaps and exchange funds.

D.	DEFINITIONS
1.

Materiality. Insider trading restrictions come into play only if the information you possess is “material.” Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision. Information dealing with the following subjects is reasonably likely to be found material in particular situations:

(i)	significant write-downs in assets or increases in reserves;
(ii)	developments regarding significant litigation or government agency investigations;
(iii)	liquidity problems;
(iv)	projections of future earnings or losses or other earnings guidance;
(v)	changes in earnings estimates or unusual gains or losses in major operations;
(vi)	major changes in management;
(vii)	major events regarding the Company’s securities, including the declaration of a stock split, a change in dividend policy or the offering of additional securities;
(viii)	extraordinary borrowings or similar financing transactions;
(ix)	award or loss of a significant contract;
(x)	changes in debt ratings; and
(xi)

public or private financings, or proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, joint ventures, or purchases or sales of substantial assets.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger or acquisition, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the probability that the event will occur is not great. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided. If you are unsure whether information is material, you should consult the Compliance Officer before making any decision to disclose such information or to trade in or recommend securities to which that information relates.

2.

Nonpublic Information. Insider trading prohibitions come into play only when a person possesses information that is material and “nonpublic.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally (such as by a press release or a filing with the Securities and Exchange Commission (“SEC”)), and the investors must be given the opportunity to absorb the information fully. Nonpublic information may include:

(i)	information available to a select group of analysts or brokers or institutional investors;
(ii)	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and
(iii)

information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information.

As a general rule, information should be considered nonpublic until the conclusion of the second full trading day after the day on which the information is released. For example, if the Company makes an announcement on a Monday, the first time you can buy or sell Company securities is on Thursday (assuming you are not aware of other material, nonpublic information at that time).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Compliance Officer or assume that the information is “nonpublic” and treat it as confidential.

3.	Compliance Officer. The Board has appointed the Company’s Chief Financial Officer as the compliance officer (the “Compliance Officer”) for this Policy.
E.	CERTIFICATION

All employees of the Company must certify their understanding of, and intent to comply with, this Policy, on the form attached to this Policy.

F.	VIOLATIONS OF INSIDER TRADING LAWS

Penalties for trading on or communicating material, nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

1.

Legal Penalties. Violation of this Policy may result in both civil and criminal penalties under applicable securities laws, including imprisonment for up to 20 years, criminal fines of up to $5 million and civil penalties of up to three times the profits gained, or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material, nonpublic information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.

2.

Company-imposed Penalties. Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to the Policy, if permitted, may only be granted by the Compliance Officer and must be provided before any activity contrary to the above requirements takes place.

PART II

Part II applies to Covered Persons.

A.	BLACKOUT PERIODS

All Covered Persons are prohibited from trading in the Company’s securities during blackout periods.

1.

Quarterly Blackout Periods. Trading in the Company’s securities is prohibited during the period beginning on the 15th day prior to the end of each fiscal quarter and ending at the close of business on the second trading day following the date of the Company’s earnings release for that fiscal quarter.

2.

Interim Earnings Guidance. The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. Covered Persons should anticipate that trading will be prohibited while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

3.

Other Blackout Periods. From time to time, an event may occur that is material to the Company and is known to only a few directors and executives (such as negotiation of mergers, acquisitions or dispositions or new product developments). So long as the event remains material and nonpublic, the persons who are aware of the event may not trade in the Company’s securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to pre-clearance requests permission to trade in the Company’s securities during an event-specific blackout, the Compliance Officer will inform the requesting person of the existence of a blackout period by means of the Form of Event-Specific Blackout Letter set forth in Exhibit A to this Policy, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the Compliance Officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material, nonpublic information.

B.	EXCEPTIONS.
1.

Hardship Exceptions. A Covered Person who is subject to a quarterly earnings blackout period and who has an unexpected and urgent need to sell Company stock in order to generate cash may, in appropriate circumstances, be permitted to sell Company stock even during the quarterly blackout period. Hardship exceptions may be granted only by the Compliance Officer and must be requested at least two days in advance of the proposed trade. A hardship exception may be granted only if the Compliance Officer reasonably concludes that the individual making the hardship exception request does not possess material, nonpublic information.

2.

Exceptions for Approved 10b5-1 Plans. These trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction or arrangement under Rule 10b5-1 (an “Approved 10b5-1 Plan”) that:

(i)has been reviewed and approved in advance of any trades thereunder by the Compliance Officer (or, if revised or amended, such revisions or amendments have been reviewed and approved by the Compliance Officer);

(ii)was entered into in good faith by the Covered Person at a time when the Covered Person was not in possession of material, nonpublic information about the Company; and

(iii)(x) specifies the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold, (y) includes a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold; or (z) does not permit the Covered Person to exercise any subsequent influence over how, when, or whether to effect purchases or sales;

so long as such Covered Person certifies at the time he or she is adopting the Approved 10b5-1 Plan that such Covered Person does not possess any material, nonpublic information about the Company or its securities and such Covered Person is adopting the Approved 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.

A Covered Person may not have multiple Approved 10b5-1 Plans in place that cover the same period of time, except under certain conditions specified in Rule 10b5-1. Such plans must also include a mandatory cooling-off period before trading can commence for Covered Persons that are directors or officers of the Company that expires on the later of (i) 90 days following such plan adoption or modification or (ii) two business days following the disclosure in the Company’s SEC-filed reports of its financial results for the fiscal quarter in which the plan was adopted or modified (but not to exceed 120 days following plan adoption or modification). The plans must also include a mandatory cooling-off period before trading can commence of 30 days for persons other than the Company or officers and directors.

C.	PRE-CLEARANCE OF SECURITIES TRANSACTIONS
1.

Because Covered Persons are likely to obtain material, nonpublic information on a regular basis, the Company requires all such persons to refrain from transacting in Company securities, even when no blackout period is in effect, without first pre-clearing all transactions in the Company’s securities.

2.

Subject to the exemption in Part II, Section III.D below, no Covered Person may, directly or indirectly, purchase or sell (or otherwise make any transfer or gift) any Company security at any time without first obtaining prior approval from the Compliance Officer. These procedures also apply to transactions by such person’s immediate family members and other members of their household, and to transactions by entities over which such person exercises control.

3.

A request for pre-clearance to transact in Company securities should be submitted to the Compliance Officer via email at least one (1) business day in advance of the proposed transaction. When a request for pre-clearance is made, the requestor should summarize the details of the proposed transaction and should not in possession of any “material nonpublic information” concerning the Company or its securities. The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. If the request is approved, the Compliance Officer shall affirmatively reply to the requester in a timely manner. Unless revoked, a grant of permission will normally remain valid until the close of trading five (5) trading days following the day on which it was granted. If the transaction does not occur during the five (5)-trading day period, pre-clearance of the transaction must be re-requested. If the requestor becomes aware of material, nonpublic information concerning the Company or its securities before the trade is executed, the pre-clearance shall be void and the trade must not be completed. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company securities and should not inform any other person of the denial.

4.

Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Compliance Officer.

D.	POST-EMPLOYMENT TRANSACTIONS

The trading restrictions of this Policy apply to all Covered Persons who are aware of material, nonpublic information when they terminate employment or services. Such Covered Persons may not transact in the Company’s securities until that information has become public or is no longer material. In all other respects, the pre-clearance and blackout procedures set forth in this section of this Policy will cease to apply to such Covered Person’s transactions in the Company’s securities upon the expiration of any “blackout period” that is applicable at the time of such person’s termination of employment or services.

E.	COMPLIANCE WITH SECTION 16 AND RULE 144

Covered Persons who are also directors and executive officers are responsible for compliance with Section 16 of the Securities Exchange Act of 1934 (“Section 16”) and Rule 144 of the Securities Act of 1933 (“Rule 144”) in connection with their transactions in the Company’s securities. The requirements of this Policy do not supersede the required compliance with your obligations under Section 16 or Rule 144.

1.

Section 16. Directors and executive officers should be aware that most transactions in Company stock, including bona fide gifts of securities of the Company, are subject to the accelerated two business day reporting requirements under Section 16. The Company’s policy is to assist directors and officers in completing and filing their Section 16 reports. It is important that the Compliance Officer receive prompt notice of reportable transactions, so that the Company can assist in filing the required reports on a timely basis.

2.	Rule 144. Directors and executive officers are required to file Form 144 before making open market sales of Company stock. This form is generally prepared and filed by such individual’s broker.

* * * * *

INSIDER TRADING POLICY

CERTIFICATION

To TechPrecision Corporation:

I have received and read a copy of the TechPrecision Insider Trading Policy (the “Policy”). I have reviewed and understand how the Policy applies to me and hereby agree to comply with the provisions of the Policy.

(Name)

(Signature)

(Date)

EXHIBIT A

FORM OF EVENT-SPECIFIC BLACKOUT LETTER

Date:                     ,

CONFIDENTIAL

Dear                      :

Until further notice, you may not trade in any securities of the Company, as described under “Part I– Applicability” in the Company’s Insider Trading Policy previously delivered to you. You also may not inform anyone else of these restrictions on trading.

These restrictions on trading do not apply to the exercise for cash of stock options granted to you by the Company. However, the sale of stock received from an option exercise, including in a broker-assisted cashless exercise, is subject to the restrictions. The restrictions also do not apply to trading under an approved and previously established Rule 10b5-1 plan.

Very truly yours,

Phil Podgorski

Chief Financial Officer, TechPrecision Corporation